AmerisourceBergen Corporation

1300 Morris Drive

Chesterbrook, PA 19087-5594

www.amerisourcebergen.com

Phone 610.727.7000

FOIA CONFIDENTIAL TREATMENT REQUEST

August 13, 2013

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:                                         John Reynolds, Assistant Director

Re:                             AmerisourceBergen Corporation

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 27, 2012

Supplemental Responses submitted June 14, 2013 and July 3, 2013

File No. 001-16671

Ladies and Gentlemen:

This letter responds to the request of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that AmerisourceBergen Corporation (the “Registrant” or “Company”) provide a supplemental written response with respect to two matters raised by the Staff during a conference call with the Company on July 25, 2013.  We appreciate the opportunity to respond to the Staff in writing on these matters.

Gross Profit and Operating Income Margins

The Staff has asked us to address in writing the Company’s rationale for concluding that disclosure of gross profit and operating income margins for each of the operating segments included in the Company’s Pharmaceutical Distribution segment was not required in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012.

Our Pharmaceutical Distribution segment is comprised of two operating segments, AmerisourceBergen Drug Corporation (“ABDC”) and AmerisourceBergen Specialty Group (“ABSG”).  ABDC distributes brand and generic pharmaceuticals, including specialty pharmaceuticals, to a wide variety of healthcare providers.  ABSG distributes specialty brand and generic pharmaceuticals primarily to physicians and also to a variety of other healthcare providers.  Both businesses operate within the same industry (pharmaceutical distribution) in a high volume, low margin environment.  The gross profit and operating income margins of both businesses are impacted by the same or similar economic and regulatory factors, including competition, customer consolidation, changes in pharmaceutical pricing and distribution practices and increased pressure on government and other third party reimbursement rates.

We do not disclose the gross profit or operating income margins of our individual operating segments within Pharmaceutical Distribution in our MD&A because we do not believe that disclosure of these margins, on a standalone basis, is material to an understanding of our financial results.  The differences in gross profit margins and operating income margins between the operating segments within Pharmaceutical Distribution are small.  In fiscal 2012, ABDC and ABSG’s gross profit margins were [***]% and [***]% and their operating income margins were [***]% and [***]%.  (As discussed below and set forth on Exhibit I, for purposes of comparing historical margins, ABSG’s gross profit and operating

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION

income margins have been adjusted to exclude the unusual impact of three specialty generic pharmaceutical product launches.)  These small differences are not material to an understanding of the results of the Pharmaceutical Distribution segment as a whole due to the difference in relative size and scale of these two operating segments.  ABDC is much larger than ABSG.  ABDC’s revenues were $[***] billion and ABSG’s revenues were $16.4 billion in fiscal 2012.  Although ABSG has higher gross profit margins than ABDC, ABSG has higher operating costs, as a percentage of revenue, than ABDC.  As a result, the operating income margins for these two operating segments have historically been similar.  In fact, as shown on Exhibit I, ABSG’s operating income margin was lower than ABDC’s operating income margin in fiscal 2012 and fiscal 2010.

The relative difference in size and scale of ABDC and ABSG means that the long-term margin differences between the two businesses must be fairly large before we would consider it to materially impact the performance of the Pharmaceutical Distribution segment, or the Company, as a whole.  This contributes to our judgment that disclosing the gross profit or operating income margin details by operating segment would not be helpful to investors in developing expectations about the future results for the Pharmaceutical Distribution segment.   As an example, if ABSG’s gross profit margin and operating income margin had been the same as those of ABDC’s in fiscal 2012, our Pharmaceutical Distribution gross profit would have been lower by about $[***] million or approximately [***]% of Pharmaceutical Distribution gross profit of $[***] billion, and Pharmaceutical Distribution operating income would have been higher by about $[***] million or approximately [***]% of Pharmaceutical Distribution operating income of $[***] billion.  (See Exhibit II.)  This shows that the differences between ABDC and ABSG’s fiscal 2012 gross profit margins and operating income margins were not material.

Our primary focus in assessing the profitability of our business is the operating income of the Pharmaceutical Distribution reportable segment rather than the gross profit or operating income of the operating segments within Pharmaceutical Distribution.  The pharmaceutical distribution business is dependent upon scale and efficiency.  Operating income reflects how efficiently we manage our businesses.  It is therefore essential that we focus on managing operating costs in light of the high volume, low margin business environment in which both ABDC and ABSG operate.   Accordingly, we manage the businesses and make resource allocation decisions based on operating income.

Our investors understand the importance of operating income in pharmaceutical distribution.  Our investors are focused on the operating efficiencies of our large, highly sophisticated distribution facilities, which currently operate at less than 100% capacity.  Improvements in our efficiency and leverage, which are factors over which we have more direct control, lead to increased profitability at the operating income line and do not impact gross profit.  Investors rarely ask about gross profit or operating income margins by operating segment because such information would not provide meaningful data with which to assess the future performance of the Pharmaceutical Distribution segment as a whole.

The essence of the MD&A reporting requirements is to enable investors to see an entity “through the eyes of management.”  When we draft our MD&A, we focus on the results of the Pharmaceutical Distribution reportable segment rather than on the operating segments.  In addition, we carefully consider how best to explain the various factors that have affected our financial results and our assessment of those results.  For example, that is why we explained the gross profit impact of three specialty generic pharmaceutical product launches on ABSG’s fiscal 2012 financial results.  The impact of these specialty generic pharmaceutical product launches on ABSG’s financial results was unusual and unprecedented and did not reflect ABSG’s historical or expected future long-term financial performance.  Therefore, we disclosed the impact of these launches because we believed that it was important information to understand when assessing the predictive nature of our historical results for the Pharmaceutical Distribution segment. We will continue to focus in our MD&A on providing sufficiently detailed information to our investors to enable them to understand our financial results, including disclosure of factors and trends that could have a significant impact on gross profit and operating income margins of the Pharmaceutical Distribution segment.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

In the past, our Chief Operating Decision Maker (“CODM”) has considered combining the operations of ABDC and ABSG into one operating segment.  As noted above, both ABDC and ABSG distribute specialty pharmaceutical products.  We do not measure the gross profit contributions of specialty pharmaceutical products within ABDC.  Rather, we measure profitability by type of product, such as branded pharmaceuticals, generic pharmaceuticals and consumer products.   The distribution of specialty drugs, whether by ABSG or ABDC, involves facilities, operations and functions that are fundamentally the same as those involved in the distribution of any other drugs.  If we were to combine the operations of ABDC and ABSG, certain warehouses, operations and functional areas would likely be consolidated to achieve synergies and further efficiencies.  The combination of the two operating segments remains a viable option to us that is likely to be reconsidered in the future by our CODM.  This further demonstrates why we believe ABDC and ABSG are economically similar and that providing disaggregated gross profit and operating income margin data for ABDC and ABSG would not consist of additional information that would be considered material to investors.

Distribution Agreement

The Staff has asked us to address in writing the Company’s rationale for not filing the agreement setting forth the terms of the pharmaceutical distribution arrangement between the Company and Walgreens Co. (the “Distribution Agreement”) as an exhibit to the Current Report on Form 8-K filed by the Company with the Commission on March 19, 2013 (the “8-K”).

We have concluded, in consultation with our outside securities counsel, that the Distribution Agreement is not required to be filed as an exhibit based on the provisions of Item 601(b)(10) of Regulation S-K, which sets forth the requirements applicable to the filing of material contracts as exhibits with the Commission.  Item 601(b)(10)(ii) provides that contracts that ordinarily accompany the kind of business conducted by a registrant are deemed to have been made in the ordinary course of business and need not be filed with the Commission unless the contract falls within certain enumerated categories.  We did not file the Distribution Agreement as an exhibit to the 8-K or to the Quarterly Report on Form 10-Q filed for the period in which the Distribution Agreement was executed because the Distribution Agreement is the type of contract that ordinarily accompanies our business and does not fall within any of the enumerated categories of contracts that are required to be filed.  In particular, the Company’s business is not “substantially dependent” upon the Distribution Agreement.

The Company’s business is the wholesale distribution of branded and generic pharmaceutical products.  In the ordinary course of our business, we enter into thousands of agreements for the distribution of such products to customers, including, among others, customers who serve pharmacy patients on a nationwide basis.  We refer to our standard agreements with customers as prime vendor agreements.  The Distribution Agreement establishes the Company as the prime vendor of branded and generics pharmaceutical products to Walgreens, contains similar provisions to those of our other prime vendor agreements, including provisions relating to our obligation to maintain an inventory of branded and generic pharmaceutical products for delivery to Walgreens, and was negotiated by the Company’s managers who negotiate other prime vendor agreements.  Therefore, we take the position that the Distribution Agreement was made in the ordinary course of our business.  The Distribution Agreement does have a ten-year term, which is slightly longer than the range of terms for prime vendor agreements of which we are aware, and which is due to the consolidation of all pharmaceutical distribution to Walgreens in one wholesaler and consistent with our negotiation of a relationship with Walgreens intended to promote the long-term interests of both companies.  However, we regularly bid for large volumes of pharmaceutical distribution

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

business in the ordinary course and our customer base is diverse.  Our business is not now, nor do we expect to be in the future, substantially dependent upon the Distribution Agreement.  As is the case with contracts with our other large volume customers, although the revenue generated by the Distribution Agreement is expected to be large (estimated to be an incremental $25 billion) when the Distribution Agreement is fully operational at the end of fiscal 2014,  the Company believes that, even when it is fully operational, the Distribution Agreement will not be material to our business in terms of its contribution to our operating income because of the typical pricing in prime vendor agreements.

*                                                                                         *                                                                                         *

In connection with the Commission’s request in the its comment letters that the Registrant provide a statement containing certain acknowledgements, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7185 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

/s/ Tim G. Guttman

Tim G. Guttman
Senior Vice President and
Chief Financial Officer

cc:                                Adam Turk

James Lopez

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

EXHIBIT I

Period		ABSG		Proforma ABSG (a)			ABDC			% Point Difference

Fiscal 2010	Revenue	$16,007,091,342		$	[***]		$	[***]

	Gross Profit	$ [***]		$	[***]		$	[***]
	% of Revenue	[***]	%	[***]		%	[***]		%	[***]	%

	Operating Income	$ [***]		$	[***]		$	[***]
	% of Revenue	[***]	%	[***]		%	[***]		%	[***]	%

Fiscal 2011	Revenue	$15,476,861,050		$	[***]		$	[***]

	Gross Profit	$ [***]		$	[***]		$	[***]
	% of Revenue	[***]	%	[***]		%	[***]		%	[***]	%

	Operating Income	$ [***]		$	[***]		$	[***]
	% of Revenue	[***]	%	[***]		%	[***]		%	[***]	%

Fiscal 2012	Revenue	$16,395,309,404		$	[***]		$	[***]

	Gross Profit	$ [***]		$	[***]		$	[***]
	% of Revenue	[***]	%	[***]		%	[***]		%	[***]	%

	Operating Income	$ [***]		$	[***]		$	[***]
	% of Revenue	[***]	%	[***]		%	[***]		%	[***]	%

Footnote:              (a)           Adjusted for the impact of the Oxaliplatin, Gemcitabine and Docetaxel specialty generic launches.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

EXHIBIT II

Period		Proforma ABSG			ABDC

Fiscal 2012	Revenue	$	[***]	(a)	$ [***]

	Gross Profit	$	[***]	(b)	$ [***]
	% of Revenue	[***]		%(c)	[***]	%

	Operating Income	$	[***]	(b)	$ [***]
	% of Revenue	[***]		%(c)	[***]	%

	Proforma ABSG Gross Profit	$	[***]	(b)
	ABSG Gross Profit	$	[***]	(a)

	Decrease in ABSG Gross Profit	$	[***]

	Proforma ABSG Operating Income	$	[***]	(b)
	ABSG Operating Income	$	[***]	(a)

	Increase in ABSG Operating Income	$	[***]

	Decrease in ABSG Gross Profit	$	[***]		[***]	%
	Pharmaceutical Distribution Gross Profit	$	[***]	(a)

	Increase in ABSG Operating Income	$	[***]		[***]	%
	Pharmaceutical Distribution Operating Income	$	[***]	(a)

Footnote:	(a)	Adjusted for the impact of the Oxaliplatin, Gemcitabine and Docetaxel specialty generic launches, as illustrated on Exhibit I.
(b)

ABSG gross profit and operating income amounts have been adjusted for the purposes of the proforma calculation as if ABSG’s gross profit and operating income margins had been the same as ABDC’s gross profit and operating income margins.

(c)

ABSG gross profit and operating income margins have been adjusted for the purposes of the proforma calculation as if ABSG’s gross profit and operating income margins had been the same as ABDC’s gross profit and operating income margins.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED EXHIBIT HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION